November 1, 2011

VIA EDGAR AND FACSIMILE

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Mail Stop 3720
Washington, DC 20549-6010

  Re:
  Groupon, Inc.
  Registration Statement on Form S-1 (File No. 333-174661)

Dear Mr. Spirgel:

        In accordance with Rule 461 under the Securities Act of 1933, as amended (the "Securities Act"), we, as representative of the several underwriters (the "Representative"), hereby join in the request of Groupon, Inc. (the "Company") with respect to the effective time of the above referenced Registration Statement so that it may be declared effective Thursday, November 3, 2011, at 2:00 p.m. Eastern Time, or as soon thereafter as practicable.

        In connection with this acceleration request and pursuant to Rule 460 under the Securities Act, we hereby advise you that the Preliminary Prospectus, dated October 21, 2011, was distributed by the underwriters approximately as follows from October 21, 2011 through the date hereof:

To Whom Distributed	Number of Copies
Underwriters	5,637
Institutions	7,140
Others/Retail	7,968

Total	20,745

        The undersigned, as Representative, hereby represents on behalf of the underwriters that the underwriters have complied with the requirements of Rule 15c2-8 of the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.

Sincerely yours,

Morgan Stanley & Co. LLC
Goldman, Sachs & Co. LLC
Credit Suisse Securities (USA) LLC
Allen & Company LLC
Merrill Lynch, Pierce Fenner & Smith
                      Incorporated
Barclays Capital Inc.
Citigroup Global Markets Inc.
Deutsche Bank Securities Inc.
J.P. Morgan Securities LLC
Wells Fargo Securities, LLC
William Blair & Company L.L.C.
Loop Capital Markets, Inc.
RBC Capital Markets, LLC
The Williams Group, L.P.
By:	Morgan Stanley & Co. LLC As representative of the several underwriters
By:	/s/ KATE CLAASSEN
	Name:	Kate Claassen
	Title:	Vice President

Signature Page to Acceleration Request